                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             -------------------------------------------------------

                                  SCHEDULE 13G

                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                              (Amendment No. ___)(1)


                             SYMPHONIX DEVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   871951 109
--------------------------------------------------------------------------------
                                 (CUSIP Number)



     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                          (Continued on following pages)
                               (Page 1 of 9 Pages)

--------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 871951 10 9               13G                       Page 2 of 9 Pages
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              SIERRA VENTURES IV, A CALIFORNIA LIMITED PARTNERSHIP ("SIERRA IV") 94-3137106
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) / /   (b) X
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    CITIZENSHIP OR PLACE OF ORGANIZATION

              CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                             5    SOLE VOTING POWER                         -0-

        NUMBER OF            ---------------------------------------------------
         SHARES              6    SHARED VOTING POWER                 1,850,892
      BENEFICIALLY
        OWNED BY             ---------------------------------------------------
          EACH               7    SOLE DISPOSITIVE POWER                    -0-
        REPORTING
       PERSON WITH           ---------------------------------------------------
                             8    SHARED DISPOSITIVE POWER            1,850,892

--------------------------------------------------------------------------------
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                  1,850,892
         REPORTING PERSON
--------------------------------------------------------------------------------
    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)                       / /
         EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                  15.2%

--------------------------------------------------------------------------------
    12   TYPE OF REPORTING PERSON*                                           PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 871951 10 9                   13G                   Page 3 of 9 Pages
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              SV ASSOCIATES IV, L.P. ("SV ASSOCIATES") A CALIFORNIA LIMITED PARTNERSHIP 94-3137105
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) / /   (b) X
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    CITIZENSHIP OR PLACE OF ORGANIZATION

              CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                             5      SOLE VOTING POWER               -0-

                             ---------------------------------------------------
                             6    SHARED VOTING POWER
                                     1,925,007 SHARES OF WHICH 1,850,892 SHARES
                                     ARE DIRECTLY OWNED BY SIERRA IV AND 74,115
                                     SHARES ARE DIRECTLY OWNED BY SIERRA
        NUMBER OF                    VENTURES IV INTERNATIONAL, A DELAWARE
         SHARES                      LIMITED PARTNERSHIP ("SIERRA IV
      BENEFICIALLY                   INTERNATIONAL"). SV ASSOCIATES IS THE
        OWNED BY                     GENERAL PARTNER OF SIERRA IV AND SIERRA
          EACH                       IV INTERNATIONAL.
        REPORTING            ---------------------------------------------------
       PERSON WITH           7      SOLE DISPOSITIVE POWER                  -0-

                             ---------------------------------------------------
                             8    SHARED DISPOSITIVE POWER
                                     1,925,007 SHARES OF WHICH 1,850,892 SHARES
                                     ARE DIRECTLY OWNED BY SIERRA IV AND 74,115
                                     SHARES ARE DIRECTLY OWNED BY SIERRA
                                     VENTURES IV INTERNATIONAL. SV ASSOCIATES IS
                                     THE GENERAL PARTNER OF SIERRA IV AND SIERRA
                                     IV INTERNATIONAL.
--------------------------------------------------------------------------------
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                  1,925,007
         REPORTING PERSON
--------------------------------------------------------------------------------
    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)                       / /
         EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                  15.8%

--------------------------------------------------------------------------------
    12   TYPE OF REPORTING PERSON*                                           PN

--------------------------------------------------------------------------------

                                                               Page 4 of 9 Pages

ITEM 1(A).  NAME OF ISSUER

            Symphonix Devices, Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            2331 Zanker Road
            San Jose, CA  95131

ITEM 2(A)-(C).  NAME, ADDRESS AND CITIZENSHIP OF PERSONS FILING

            This statement is being filed by SV Associates IV, L.P., a California limited partnership ("SV Associates") whose principal business address is 3000 Sand Hill Road, Building Four, Suite 210, Menlo Park, California 94025. SV Associates is general partner to Sierra Ventures IV, a California Limited Partnership ("Sierra IV") and Sierra Ventures IV International, a Delaware limited partnership ("Sierra IV International"). With respect to SV Associates, this statement relates only to SV Associates' indirect, beneficial ownership of shares of Common Stock of Symphonix Devices, Inc. (the "Shares"). The Shares are held directly by Sierra IV and Sierra IV International, and SV Associates does not directly or otherwise hold any Shares. Management of the business affairs of SV Associates, including decisions respecting disposition and/or voting of the Shares, is by majority decision of the general partners of SV Associates listed on Exhibit B hereto. Each individual general partner disclaims beneficial ownership of the Shares.

ITEM 2(D) AND (E).  TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

            Common Stock
            CUSIP # 871951 10 9

ITEM 3.     NOT APPLICABLE

ITEM 4.     OWNERSHIP

            Please see Rows 5-11 of cover pages.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Under certain circumstances set forth in the limited partnership agreements of Sierra IV, Sierra IV International and SV Associates, the general and limited partners of such entities may have the right to receive dividends from, or the proceeds from the sale of shares of Common Stock of Symphonix Devices, Inc. held by such entity. No such partner's rights relate to more than five percent of the class.

                                                               Page 5 of 9 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION.

            Not applicable.

                                                               Page 6 of 9 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Date:  February 11, 1999

          SV ASSOCIATES IV, L.P.


      By: /s/ Peter C. Wendell
          -----------------------------
          Peter C. Wendell
          General Partner



          SIERRA VENTURES IV., A
          CALIFORNIA LIMITED
          PARTNERSHIP
          By SV Associates IV, L.P., its
          General Partner



      By: /s/ Peter C. Wendell
          -----------------------------
          Peter C. Wendell
          General Partner

                                                               Page 7 of 9 Pages

                                   EXHIBIT INDEX

                                                                        Found on
                                                                      Sequentially
    Exhibit                                                           Numbered Page
    -------                                                           -------------
  Exhibit A:   Agreement of Joint Filing                                    8

  Exhibit B:   List of General Partners of SV Associates IV, L.P.           9


                                                               Page 8 of 9 Pages

                                    EXHIBIT A
                                    ---------

                            AGREEMENT OF JOINT FILING

         The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 11, 1999, containing the information required by Schedule 13G, for the Shares of the Common Stock of Symphonix Devices, Inc. held by Sierra Ventures IV, a California Limited Partnership.

Date:  February 11, 1999

          SV ASSOCIATES IV, L.P.


      By: /s/ Peter C. Wendell
          -----------------------------
          Peter C. Wendell
          General Partner



          SIERRA VENTURES IV., A
          CALIFORNIA LIMITED
          PARTNERSHIP
          By SV Associates IV, L.P., its
          General Partner



      By: /s/ Peter C. Wendell
          -----------------------------
          Peter C. Wendell
          General Partner

                                                               Page 9 of 9 Pages

                                    EXHIBIT B
                                    ---------

                   GENERAL PARTNERS OF SV ASSOCIATES IV, L.P.


     Set forth below, with respect to each general partners of SV Associates IV, L.P. is the following: (a) name; (b) business address and (c) citizenship.

     1.   (a)  Peter C. Wendell

          (b)  c/o Sierra Ventures
               3000 Sand Hill Road
               Building Four, Suite 210
               Menlo Park, CA 94025

          (c)  United States Citizen



     2.   (a)  Jeffrey M. Drazan

          (b)  c/o Sierra Ventures
               3000 Sand Hill Road
               Building Four, Suite 210
               Menlo Park, CA 94025

          (c)  United States Citizen



     3.   (a)  Petri Vainio

          (b)  c/o Sierra Ventures
               3000 Sand Hill Road
               Building Four, Suite 210
               Menlo Park, CA 94025

          (c)  United States Citizen